TETRAPHASE PHARMACEUTICALS, INC.

480 ARSENAL WAY

WATERTOWN, MA 02472

December 6, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tetraphase Pharmaceuticals, Inc.

Registration Statement on Form S-3

File No. 333-214500

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Tetraphase Pharmaceuticals, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-214500) (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern time on December 7, 2016, or as soon thereafter as practicable.

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Very truly yours, Tetraphase Pharmaceuticals, Inc.

By:	/s/ Maria Stahl
Name: Title:	Maria Stahl Senior Vice President and General Counsel

cc: Jeffrey Gabor